UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 29, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 March 2023 entitled ‘Vodafone initiates squeeze-out of minority shareholders in KDG’.

RNS Number: 6417U

Vodafone Group Plc

29 March 2023

Vodafone initiates squeeze-out of minority shareholders in KDG

Vodafone Group Plc (“Vodafone Group”) and its wholly-owned subsidiary Vodafone Vierte Verwaltungs AG (“Vodafone KDG”) (together, “Vodafone”) announce today the initiation of procedures for a statutory merger and squeeze-out of minority shareholders in Kabel Deutschland Holding AG (“KDG”). Vodafone KDG will acquire the shares of all KDG minority shareholders, and KDG will be merged into Vodafone KDG. Completion is targeted before the end of the FY24 fiscal year.

As of 30 September 2022, Vodafone owned 93.8% of KDG’s share capital and, under the terms of a domination and profit and loss transfer agreement (the “DPLTA”), Vodafone has agreed to pay minority shareholders in KDG an annually recurring net compensation of €3.17 per KDG share in cash, and also agreed to purchase, upon demand, minority shareholders' KDG shares in cash (the “Put Option”) at a price that increases every year. Consequently, the current effective cost of funding for Vodafone is 6.6%, which is significantly higher than its borrowing cost. For further details on the DPLTA please see ‘Background to the Offer’ in https://investors.vodafone.com/KDG_DPLTA.

The Put Option Price as of 30 September 2022 was €89.13 per KDG share, and total Put Option liabilities were €486 million.

- ends -

For more information, please contact:

Investor Relations	Media Relations
investors.vodafone.com	vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the statutory merger and squeeze-out of minority shareholders in KDG, including its targeted completion. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. All subsequent written or oral forward-looking statements attributable to the Vodafone Group, Vodafone KDG or any other member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this announcement will be realised. Any forward-looking statements are made as of the date of this announcement. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 20 countries, and partners with mobile networks in 47 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. It is the region’s largest fintech platform, providing access to financial services for more than 58 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 29, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary